Exhibit 99.1

Announcement of EGM Results

Joint Stock Company Kaspi.kz (Nasdaq: KSPI) announces that the following resolutions were duly passed at its Extraordinary General Meeting on 11 June 2026:

1.
To approve the agenda of the Extraordinary General Meeting of Shareholders of JSC Kaspi.kz:
1)
Approval of the agenda;
2)
Payment of dividends on common shares of JSC Kaspi.kz and approval of the amount of dividend per common share;
3)
Determination of the number and the term of powers and election of members of JSC Kaspi.kz’s Counting commission.

2.
To approve dividends to be paid within the period set by law:
1)
dividend amount of KZT 850 (eight hundred and fifty tenge) per common share of JSC Kaspi.kz;
2)
dividend is paid for period 1Q 2026;
3)
commencement date of dividend payments: 11 June 2026;
4)
the list of shareholders entitled to receive the dividend based on 10 June 2026 date of record;
5)
procedure and form of dividend payments: to be paid in cash by wire transfers to accounts of shareholders.

3.
To approve the following three persons as the members of JSC Kaspi.kz’s Counting commission with the unlimited term of powers:
•
Sadykova Nadezhda Saydalimovna – Chairman of the Counting commission of JSC Kaspi.kz;
•
Baitanayeva Laura Ozatovna – Member of the Counting commission of JSC Kaspi.kz;
•
Abdildinova Assel Kassymovna – Member of the Counting commission of JSC Kaspi.kz.

For further information

David Ferguson, david.ferguson@kaspi.kz +44 7427 751 275